UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 8, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On March 8, 2024, Music Licensing, Inc. (the “Company”) wishes to inform shareholders of several strategic initiatives currently under consideration:

●	Engagement of Euronext Approved “Listing Sponsor”: The Company is in discussions to engage a “listing Sponsor” pre-approved by Euronext. While definitive agreements are pending, negotiations are progressing constructively, and the Company anticipates finalizing the engagement imminently. This move aligns with the Company’s strategic objective of exploring potential listing opportunities on Euronext Access or Euronext Growth Market, enhancing its visibility and access to capital markets.

●	Exploration of Potential Acquisition on Euronext Growth Market: Concurrently, the Company is actively exploring the feasibility of acquiring a publicly traded entity on Euronext Growth Market. This strategic maneuver aims to capitalize on synergies, potentially facilitating a reverse merger scenario and subsequent listing on the exchange. Detailed due diligence is underway to assess the viability and strategic fit of such a transaction.

●	Intent to Expedite Corporate Actions Through Legal Channels: Recognizing the importance of timely corporate actions in supporting operational efficiency and growth objectives, the Company is contemplating legal recourse to expedite the processing of corporate actions by the Financial Industry Regulatory Authority (FINRA). This proactive stance underscores the Company’s commitment to optimizing its regulatory environment to mitigate operational risks and foster sustained growth.

These initiatives underscore the Company’s proactive approach to enhancing shareholder value and capitalizing on strategic opportunities in the evolving market landscape. Shareholders can expect further updates on these developments as they progress.

This disclosure is made pursuant to Regulation A under the Securities Act of 1933, and the Company remains committed to transparent and timely communication with its stakeholders.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	March 8, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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